CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

FOR THE YEAR ENDED DECEMBER 31, 2017

(Expressed in Canadian Dollars)

SILVERCREST METALS INC.
TABLE OF CONTENTS

2

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
SilverCrest Metals Inc.

We have audited the accompanying consolidated financial statements of SilverCrest Metals Inc., which comprise the consolidated statements of financial position as at December 31, 2017 and 2016 and the consolidated statements of comprehensive loss, cash flows, and changes in shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of SilverCrest Metals Inc. as at December 31, 2017 and 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

February 21, 2018

SILVERCREST METALS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(EXPRESSED IN CANADIAN DOLLARS)
AS AT DECEMBER 31,

	2017	2016

ASSETS
Current assets
Cash and cash equivalents	$10,116,324	$8,928,717
Short term investment	-	4,000,000
Amounts receivable (note 7)	68,636	66,567
Taxes receivable	19,500	54,043
Prepaids	108,195	96,208
Total current assets	10,312,655	13,145,535

Non-current assets
Taxes receivable	1,526,702	408,970
Deposits	58,076	58,076
Property and equipment (note 6)	1,001,038	101,263
Exploration and evaluation assets (note 5)	13,994,090	4,160,633
Total non-current assets	16,579,906	4,728,942

TOTAL ASSETS	$26,892,561	$17,874,477

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 7)	$906,291	$283,288

Shareholders' equity
Capital stock (note 8)	29,899,525	19,362,804
Share-based payment reserve (note 8)	3,278,378	544,757
Deficit	(7,191,633)	(2,316,372)
Total shareholders' equity	25,986,270	17,591,189

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$26,892,561	$17,874,477

Nature of operations and going concern (note 1)
Commitment (note 11)
Subsequent events (note 14)

Approved by the Board and authorized for issue on February 21, 2018:

"N. Eric Fier”	Director	“Graham C. Thody”	Director

The accompanying notes are an integral part of these consolidated financial statements.

4

SILVERCREST METALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED DECEMBER 31,

	2017	2016

Depreciation (note 6)	$5,179	$24,734
Exploration expenditures	113,254	77,338
Foreign exchange loss	233,397	80,835
Impairment (note 5)	76,387	-
Insurance	59,760	19,908
Interest income	(41,571)	(50,535)
Management and director fees (note 7)	327,432	155,000
Office and miscellaneous	80,234	52,575
Professional fees (note 7)	188,127	194,331
Regulatory and transfer agent fees	91,846	34,347
Rent and communications	160,380	119,604
Remuneration (note 7)	577,690	345,048
Share-based compensation (notes 7 and 8)	2,451,021	329,188
Shareholder and investor relations	210,718	146,894
Technical consultants (note 7)	81,854	62,921
Tradeshow and travel	259,553	149,637
Net and comprehensive loss for the year	$(4,875,261)	$(1,741,825)

Basic and diluted comprehensive loss per common share	$(0.10)	$(0.04)

Weighted average number of common shares outstanding	49,710,685	41,130,701

The accompanying notes are an integral part of these consolidated financial statements.

5

SILVERCREST METALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED DECEMBER 31,

	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(4,875,261)	$(1,741,825)
Items not affecting cash:
Depreciation	5,179	24,734
Impairment	76,387	-
Interest income	(41,571)	(50,535)
Share-based compensation	2,451,021	329,188
Changes in non-cash working capital items:
Amounts receivable	(9,453)	34,305
Taxes receivable	(1,083,189)	(417,514)
Prepaids and deposits	(11,987)	(76,777)
Accounts payable and accrued liabilities	60,431	31,411
Net cash used in operating activities	(3,428,443)	(1,867,013)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	11,299,465	11,973,644
Capital stock issuance costs, net of recoveries	(765,203)	(907,974)
Net cash provided by financing activities	10,534,262	11,065,670

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	48,955	44,130
Exploration and evaluation assets	(9,023,908)	(3,480,614)
Purchase of property and equipment	(943,259)	(75,237)
Sale (purchase) of short-term investments	4,000,000	(2,000,000)
Net cash used in investing activities	(5,918,212)	(5,511,721)

Change in cash and cash equivalents, during the year	1,187,607	3,686,936
Cash and cash equivalents, beginning of the year	8,928,717	5,241,781
Cash and cash equivalents, end of the year	$10,116,324	$8,928,717

Cash and cash equivalents is represented by:
Cash	$10,116,324	$221,967
Cash equivalents	-	8,706,750
Total cash and cash equivalents	$10,116,324	$8,928,717

Non-cash financing activities
Capitalized to capital stock issuance costs
Accounts payable and accrued liabilities	$100,276	$99,612

Non-cash investing activities
Capitalized to exploration and evaluation assets
Accounts payable and accrued liabilities	$641,820	$79,912
Depreciation	$38,305	$-
Share-based compensation	$285,723	$22,564

The accompanying notes are an integral part of these consolidated financial statements.

6

SILVERCREST METALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(EXPRESSED IN CANADIAN DOLLARS)

	Capital stock		Share-based
			payment
	Number	Amount	reserve	Deficit	Total

Balance at December 31, 2015	39,887,607	$8,337,099	$253,052	$(574,947)	$8,015,204

Capital stock issued (note 8)	5,232,500	11,511,500	-	-	11,511,500
Capital stock issuance costs (note 8)	-	(1,007,586)	-	-	(1,007,586)
Stock options exercised (note 8)	552,414	101,792	(59,647)	-	42,145
Share-based compensation (note 8)	-	-	351,752	-	351,752
Stock options expired (note 8)	-	-	(400)	400	-
Warrants exercised (note 8)	2,099,996	419,999	-	-	419,999
Net and comprehensive loss for the year	-	-	-	(1,741,825)	(1,741,825)

Balance at December 31, 2016	47,772,517	19,362,804	544,757	(2,316,372)	17,591,189

Capital stock issued (note 8)	9,572,810	10,051,451	-	-	10,051,451
Capital stock issuance costs (note 8)	-	(773,565)	-	-	(773,565)
Stock options exercised (note 8)	25,005	4,623	(3,123)	-	1,500
Share-based compensation (note 8)	-	-	2,736,744	-	2,736,744
Warrants exercised (note 8)	6,232,571	1,246,514	-	-	1,246,514
Recovery of capital stock issuance costs	-	7,698	-	-	7,698
Net and comprehensive loss for the year	-	-	-	(4,875,261)	(4,875,261)

Balance at December 31, 2017	63,602,903	$29,899,525	$3,278,378	$(7,191,633)	$25,986,270

The accompanying notes are an integral part of these consolidated financial statements.

7

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

1.	NATURE OF OPERATIONS AND GOING CONCERN

SilverCrest Metals Inc. (the “Company” or “SilverCrest”) is a Canadian precious metals exploration company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the TSX Venture Exchange under the symbol “SIL” and on the OTCQX under the symbol “SVCMF”. The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

While the Company currently has no source of revenue, its cash and cash equivalents of $10.1 million contribute to working capital of $9.4 million, which management believes will be sufficient to fund exploration activities and general working capital for the next 12 months. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. In order to complete its phase III exploration program, the Company may require substantial additional financing, which is subject to a number of factors many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. These consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and measurement

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies applied in these consolidated financial statements are based on IFRSs in effect as at December 31, 2017.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements were approved for issuance by the Board of Directors on February 21, 2018.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, NorCrest Metals Inc., a Canadian corporation, and Minera La Llamarada, S.A. de C.V., a Mexico corporation.

The Company consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

Cash and cash equivalents, and short term investments

Cash and cash equivalents consist of cash on hand and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Short term investments consist of highly liquid Canadian dollar denominated guaranteed investment certificates with terms to maturity of greater than ninety days but no more than one year.

Taxes receivable

Current taxes receivable consists of Goods and Services Tax receivables generated on the purchase of supplies and services, and are refundable from the Canadian government. Non-current taxes receivable consists of Value Added Tax (“VAT”) receivables generated on the purchase of supplies and services and are receivable from the Mexican government. The Company classified VAT receivables as non-current as it does not expect collection to occur within the next year. The VAT refund process in Mexico requires a significant amount of information and follow-up and the timing of collection of VAT receivables is uncertain. The Company believes that taxes receivable balances are fully recoverable and has not provided an allowance.

8

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Equipment is recorded at historical cost less accumulated depreciation and impairment charges. Equipment is depreciated using the straight line method over the estimated useful lives of the individual assets. The significant classes of equipment and their useful lives are as follows:

Computer equipment	3-4 years	Office equipment and furniture	5-10 years
Computer software	1 year	Vehicles	4 years

An item of equipment is derecognized upon disposal, when held for sale, or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Non-depreciable property, such as land, is recorded at historical cost, less any impairment charges.

Exploration and evaluation assets

Pre-exploration costs are expensed in the period in which they are incurred.

Once the legal right to explore a mineral property has been acquired, all costs related to the acquisition, exploration and evaluation of mineral properties are capitalized by property. These direct expenditures include such costs as materials used, surveying costs, geological studies, drilling costs, payments made to contractors, and depreciation of plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

Exploration and evaluation expenditures for each mineral property are carried forward as an asset provided that one of the following conditions is met:

•	Such costs are expected to be recouped in full through the successful exploration and development of the mineral property or alternatively, by sale; or
•

Exploration and evaluation activities in the mineral property have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, but active and significant operations in relation to the mineral property are continuing, or planned for the future.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such a property. If a mineral property does not prove viable, all unrecoverable costs associated with the property are charged to the consolidated statement of comprehensive loss at the time the determination is made. Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mining assets”. Capitalized exploration and evaluation expenditures are tested for impairment before they are transferred to development properties.

Impairment of tangible and intangible assets

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to dispose (“FVLCTD”) and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of comprehensive loss.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the statement of comprehensive loss.

9

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations

The Company recognizes a legal liability for obligations relating to the reclamation of mineral interests (exploration and evaluation assets) and property, plant, and equipment when those obligations arise from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reliable estimate of fair value can be made, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a pre-tax discount rate reflecting a risk-free rate (the time value of money) plus risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. At this time, the Company does not have any significant asset retirement obligations.

Foreign currency translation

The presentation currency of the Company is the Canadian dollar. The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The Company considers the functional currency for its parent entity and subsidiaries to be the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standard (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date, while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of comprehensive loss.

Share-based compensation and payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees, and consultants. The cost of stock options granted is recorded based on the estimated fair-value at the grant date and charged to the consolidated statement of comprehensive loss over the vesting period. Where stock options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes Option Pricing Model. Compensation expense is recognized over the tranche’s vesting period by a charge to the statement of comprehensive loss, with a corresponding increase to reserves based on the number of options expected to vest. Consideration paid for the shares on the exercise of stock options is credited to capital stock. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based compensation is transferred to deficit. The number of options expected to vest is reviewed at least annually, with any impact being recognized immediately.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate mineral properties. These equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants. Depending on the terms and conditions of each equity financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are valued based on the residual value method and included in share capital with the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share-based payments.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, and related parties may be individuals, including immediate family members of the individual, or corporate entities, including the Company’s wholly-owned subsidiaries. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

10

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Taxation

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity. Current income tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

The Company follows the asset and liability method of accounting for income taxes whereby deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period of substantive enactment.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded. Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Financial instruments

Financial assets
Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Financial assets at fair value through profit or loss (“FVTPL”)
A financial asset is classified as fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred. FVTPL are measured at fair value, and changes are recognized in profit or loss.

Held–to–maturity (“HTM”)
These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available–for–sale (“AFS”)
Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

The Company classified its financial assets as follows:

•	Cash and cash equivalents and short term investments as FVTPL; and
•	Amounts receivable as loans and receivables.

11

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities
Financial liabilities are classified into one of two categories:

•	Fair value through profit or loss; and
•	Other financial liabilities.

Fair value through profit or loss
This category comprises derivatives, or liabilities, acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities
This category typically includes accounts payable and long-term debt, all of which are recognized at amortized cost. The Company classified its financial liabilities as follows:

•	Accounts payable as other financial liabilities.

Impairment of financial assets
Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For all financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or
•	default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

3.	CRITICAL JUDGMENTS AND ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of accounting policies (note 2) and/or other notes to the financial statements. Management has made the following critical judgments and estimates:

Critical judgments in applying accounting policies

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

12

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

3.	CRITICAL JUDGMENTS AND ESTIMATES (continued)

Critical judgments in applying accounting policies (continued)

Exploration and evaluation assets
The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits are likely, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is recognized in loss in the period that the new information becomes available.

Functional currency
The functional currency for the Company is the currency of the primary economic environment in which the entity operates. The Company had determined the functional currency of its Canadian and Mexican entities to be the Canadian dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Impairment of non–current assets
Non-current assets are tested for impairment when indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices; future capital expenditures; reductions in the amount of recoverable reserves, resources, and exploration potential; production cost estimates; discount rates; and exchange rates. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable reserves, resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets.

Key sources of estimation uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Share–based payments
The Company uses the Black-Scholes Option Pricing Model for the valuation of share-based payments. Option pricing models require the input of the subjective assumptions including expected price volatility, interest rate, expiry date, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s net loss and share-based payment reserve.

Income taxes
Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense, and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than estimates, the ability to realize the deferred tax assets recorded on the statement of financial position could be impacted. The Company is subject to assessments by tax authorities who may interpret tax law differently. These factors may affect the final amount or the timing of tax payments.

4.	NEW STANDARDS NOT YET ADOPTED

In July 2014, the IASB issued the final version of IFRS 9 – Financial instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The amended standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption still permitted.

The Company has determined that adopting IFRS 9 will not have a material impact on its consolidated financial statements.

13

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

4.	NEW STANDARDS NOT YET ADOPTED (continued)

IFRS 15 – Revenue from contracts with customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18 – Revenue, IAS 11 – Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue, which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard, and it is effective for annual periods beginning on or after January 1, 2018.

The Company has determined that adopting IFRS 15 will not have a material impact on its consolidated financial statements.

On January 13, 2016, the IASB issued IFRS 16 – Leases, the new leases standard. The standard is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied.

The Company has not yet completed the process of assessing the impact that IFRS 16 will have on its consolidated financial statements or whether to early adopt this new requirement.

5.	EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, titles to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

The following table summarizes the Company’s exploration and evaluation asset expenditures:

	Cruz de Mayo	Guadalupe	Huasabas	Las Chispas	Other	Total
Balance at December 31, 2015	$48,509	$393,399	$53,087	$115,149	$12,577	$622,721

Acquisition costs:
Option, concession, and surface rights payments	45,090	97,061	1,540	233,595	61,100	438,386
Exploration and evaluation expenditures:
Assays	-	-	12,473	371,871	-	384,344
Drilling	-	-	168,393	1,642,359	-	1,810,752
Field and administrative costs	2,283	-	58,446	176,758	-	237,487
Salaries and remuneration (note 7)	-	-	52,153	441,152	-	493,305
Share-based compensation (notes 7 and 8)	-	-	-	22,564	-	22,564
Technical consulting services	-	15,841	-	43,980	-	59,821
Travel and lodging	-	2,504	6,930	81,819	-	91,253
Subtotal, additions	2,283	18,345	298,395	2,780,503	-	3,099,526
Balance at December 31, 2016	95,882	508,805	353,022	3,129,247	73,677	4,160,633
Acquisition costs:
Option, concession, and surface rights payments	9,204	26,740	1,114	623,452	61,109	721,619
Exploration and evaluation expenditures:
Assays	-	-	-	1,018,392	-	1,018,392
Depreciation (note 6)	-	-	-	38,305	-	38,305
Drilling	-	-	-	5,825,873	-	5,825,873
Field and administrative costs	-	-	-	1,024,891	-	1,024,891
Salaries and remuneration (note 7)	-	-	-	673,268	-	673,268
Share-based compensation (notes 7 and 8)	-	-	-	285,723	-	285,723
Technical consulting services (note 7)	-	-	-	207,326	-	207,326
Travel and lodging	-	-	-	114,447	-	114,447
Subtotal, additions	9,204	26,740	1,114	9,811,677	61,109	9,909,844
Impairment	(76,387)	-	-	-	-	(76,387)
Balance at December 31, 2017	$28,699	$535,545	$354,136	$12,940,924	$134,786	$13,994,090

14

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

5.	EXPLORATION AND EVALUATION ASSETS (continued)

Cruz de Mayo Project, Sonora, Mexico

The Company has a 100% interest in the Cruz de Mayo 2 mineral concession located in Sonora State, Mexico. SilverCrest also had an option to purchase a 100% interest in the El Gueriguito concession, located on the Cruz de Mayo Project, until the Company terminated its assignment agreement in December 2017. As a result, the Company recorded impairment expense of $76,387 for previously capitalized costs relating to this concession. The Company’s interest in the Cruz de Mayo 2 concession remains in good standing.

Las Chispas, Sonora, Mexico

The Las Chispas property is located in Sonora, Mexico, and consists of 26 concessions.

For four of the mining concessions, the Company has the right and option to purchase an undivided 100% title for total consideration of US$575,000. During 2017, the Company made an option payment of $45,451 (US$35,000) (2016 – $39,744 (US$30,000)). As at December 31, 2017, the remaining payments totalling US$510,000 are scheduled as follows:

•	US$60,000 on May 20, 2018;
•	US$100,000 on May 20, 2019; and
•	US$350,000 on May 20, 2020.

For 13 of the mining concessions, the Company received the right and option to purchase an undivided 100% title for total consideration of US$2,950,000. During 2017, the Company and the concession holder agreed to amend the schedule of remaining payments. The original payment schedule called for a final payment of US$2,725,000 (of which US$500,000, at the Company’s option, could be paid in common shares of SilverCrest) on June 2, 2018. The amended payment schedule is as follows:

•	US$200,000 on September 22, 2017 (paid);
•	US$1,262,500 on June 3, 2018 (of which US$250,000, at the Company’s option, can be paid in common shares of SilverCrest); and
•	US$1,262,500 on December 3, 2018 (of which US$250,000, at the Company’s option, can be paid in common shares of SilverCrest).

As a result, during 2017, the Company paid $129,860 (US$100,000), as scheduled, and $259,720 (US$200,000), as amended, for total options payments of $389,580 (US$300,000) (2016 – $99,360 (US$75,000)).

For one mining concession, the Company received the right and option to purchase an undivided 100% title for total consideration of US$150,000. During 2017, the Company made option payments of $51,944 (US$40,000) (2016 – $13,248 (US$10,000)). Subsequent to December 31, 2017, the Company made the remaining option payment of US$100,000, which was originally due on December 11, 2018. A 2% net smelter return royalty is payable to the optionor from the proceeds of the sales of minerals recovered from this mining concession.

For one mining concession, the Company received the right and option to purchase an undivided 100% title for total consideration of US$150,000. During 2017, the Company made an option payment of $25,972 (US$20,000) (2016 – $39,744 (US$30,000)). As at December 31, 2017, the final payment of US$100,000 is due on June 15, 2019.

For one mining concession, 66.7% of the concession is owned and optioned to SilverCrest by a local Mexican company and the remaining 33.3% is owned and not optioned to SilverCrest by a local Mexican family. During 2017, the Company paid $6,493 (US$5,000) (2016 – $Nil) towards this concession.

In June 2017, the Company registered an additional six mining concessions with the Mexico Mines Registry in Hermosillo.

Other properties in Mexico

The Company’s other Mexican exploration properties include Huasabas, Guadalupe, Angel de Plata, and Estacion Llano.

15

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

6.	PROPERTY AND EQUIPMENT

	Computer	Equipment	Vehicle	Land(1)	Total
Cost
Balance at December 31, 2015	$12,756	$7,429	$34,597	$-	$54,782
Additions	6,155	39,618	29,464	-	$75,237
As at December 31, 2016	18,911	47,047	64,061	-	$130,019
Additions	13,521	31,399	43,365	854,974	$943,259
As at December 31, 2017	$32,432	$78,446	$107,426	$854,974	$1,073,278

Accumulated depreciation
Balance at December 31, 2015	$1,974	$625	$1,423	$-	$4,022
Depreciation for the year	7,218	4,888	12,628	-	$24,734
As at December 31, 2016	9,192	5,513	14,051	-	$28,756
Depreciation for the year (2)	8,670	11,630	23,184	-	$43,484
As at December 31, 2017	$17,862	$17,143	$37,235	$-	$72,240

Carrying amounts
As at December 31, 2016	$9,719	$41,534	$50,010	$-	$101,263
As at December 31, 2017	$14,570	$61,303	$70,191	$854,974	1,001,038$

(1)	In May 2017, the Company’s Mexico subsidiary purchased land located in Sonora, Mexico.
(2)	During 2017, depreciation of $38,305 (2016 – $Nil) was included in exploration and evaluation assets (note 5)

7.	RELATED PARTY TRANSACTIONS

Professional fees

During 2017, the Company paid or accrued professional fees of $40,244 (2016 – $58,796) and capital stock issuance costs of $94,945 (2016 – $137,586), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At December 31, 2017, $103,195 (2016 – $66,216) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s Chief Executive Officer, Chief Financial Officer, and former Executive Vice President. Key management personnel compensation is summarized as follows:

	2017	2016
Management fees (1)	$258,750	$155,000
Management remuneration(2)	129,745	-
Directors' fees	68,682	-
Share-based compensation(3)	2,314,719	292,116
	$2,771,896	$447,116

(1)	Management fees were paid to companies controlled by the Chief Executive Officer and former Executive Vice President of the Company.
(2)	Remuneration and short-term benefits were paid to the Chief Financial Officer of the Company.
(3)	Share- based compensation is the fair value of the vested portion of stock options that have been granted to directors and officers of the Company.

16

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

7.	RELATED PARTY TRANSACTIONS (continued)

Other transactions

During 2017, the Company:

•

paid remuneration of $166,282 (2016 – $149,829) to an employee providing technical services who is an immediate family member of the Chief Executive Officer of the Company, of which $130,544 (2016 – $147,275) was recorded as exploration and evaluation expenditures (note 5) and $35,738 (2016 – $2,554) was expensed. The Company also recorded share- based compensation of $165,855 (2016 – $15,043) for the vested portion of stock options granted to this employee which was recorded as exploration and evaluation expenditures (note 5);

•

paid consulting fees of $76,640 (2016 – $Nil) and recorded share- based compensation expense of $33,719 (2016 – $3,761), for the vested portion of stock options granted, to a consultant providing technical services who is an immediate family member of the Chief Executive Officer of the Company. Amounts recognized to this consultant were recorded as exploration and evaluation expenditures (note 5); and

•	paid remuneration of $Nil (2016 – $7,546) to an employee providing administrative services who is an immediate family member of the former Executive Vice President of the Company.

On October 1, 2015, the Company entered into an allocation of costs agreement with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other reimbursable expenses. During 2017, the Company allocated to Goldsource $176,174 (2016 – $183,675) for its share of these expenses, of which $61,104 (2016 – $40,360) was receivable from Goldsource at December 31, 2017.

8.	CAPITAL STOCK

Authorized shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

At December 31, 2017, the Company had 63,602,903 common shares and no preferred shares outstanding.

2017

During 2017, the Company issued 6,232,571 common shares at $0.20 per share for gross proceeds of $1,246,514 on the exercise of warrants and 25,005 common shares at $0.06 per share for gross proceeds of $1,500 on the exercise of stock options.

On December 19, 2017, the Company completed a private placement of 9,572,810 units at a price of $1.05 per unit for gross proceeds of $10,051,451. Each unit consisted of one common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.45 per share until December 19, 2019. During 2017, in connection with the private placement, the Company incurred $773,565 in capital stock issuance costs.

2016

On December 6, 2016, the Company completed a prospectus offering of 5,232,500 units at a price of $2.20 per unit for gross proceeds of $11,511,500. Each unit consisted of one common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $3.00 per share until December 6, 2018. During 2016, in connection with the prospectus offering, the Company incurred $1,007,586 in capital stock issuance costs. During the year ended December 31, 2017, the Company recovered $7,698 for the overpayment of these capital stock issuance costs.

The Company issued 552,414 common shares with a weighted average price of $0.08 per share for gross proceeds of $42,145 on the exercise of stock options. The Company also issued 2,099,996 common shares at a price of $0.20 per share for gross proceeds of $419,999 on the exercise of warrants.

17

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

8.	CAPITAL STOCK (continued)

Stock options

The Company has a “rolling 10%” Stock Option Plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 10% of the then issued and outstanding common shares. The exercise price of any option will be the market price of the Company's stock as at the date of the grant. The options can be granted for a maximum term of ten years with vesting determined by the Board of Directors.

A summary of the Company’s stock option transactions during the year is as follows:

	2017		2016
	Number of	Weighted average	Number of	Weighted average
	options	exercised price	options	exercised price
Outstanding, beginning of year	3,900,005	$1.06	2,830,917	$0.14
Issued	950,000	1.95	1,625,000	2.32
Exercised	(25,005)	0.06	(552,414)	0.08
Expired	-	-	(3,498)	0.06
Outstanding, end of year	4,825,000	$1.24	3,900,005	$1.06

During 2017, the Company granted:

•	100,000 stock options, on January 3, 2017, to a newly appointed director that can be exercised at a price of $2.55 per share until January 3, 2022; and

•	850,000 stock options, on August 4, 2017, to directors, officers, employees, and consultants that can be exercised at a price of $1.88 per share until August 4, 2022.

Options granted during 2017 vest over a one year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

During 2016, the Company granted:

•	100,000 stock options, on October 17, 2016, to an officer that can be exercised at a price of $2.56 per share until October 17, 2021; and

•	1,525,000 stock options, on December 9, 2016, to directors, officers, employees, and consultants that can be exercised at a price of $2.30 per share until December 21, 2021.

Options granted during 2016 vested over a one year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

Stock options outstanding and exercisable at December 31, 2017 are as follows:

		Options outstanding		Options exerciseable
		Number of shares	Remaining life	Number of shares
Expiry date	Exercise price	issuable on exercise	(years)	issuable on exercise
December 9, 2020	$0.16	2,250,000	2.94	2,250,000
October 17, 2021	$2.56	100,000	3.80	100,000
December 9, 2021	$2.30	1,525,000	3.94	1,525,000
January 3, 2022	$2.55	100,000	4.01	75,000
August 4, 2022	$1.88	850,000	4.59	212,500
		4,825,000		4,162,500

The weighted average remaining life of options outstanding is 3.59 years.

18

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

8.	CAPITAL STOCK (continued)

Share-based compensation

The fair value of options granted during 2017 and 2016 was estimated using the Black-Scholes Option Pricing Model using the following assumptions:

	2017	2016
Expected option life (years)	4.54	4.54
Expected volatility	74.26%	80.69%
Expected dividend yield	-	-
Risk-free interest rate	1.35%	0.91%
Expected forfeiture rate	1.00%	1.00%
Fair value per share	$1.13	$1.41
Total fair value	$1,068,207	$2,287,720

During 2017, the Company recognized share-based compensation expense of $787,245 for the vested portion of these stock options, of which $681,919 was expensed and $105,326 was capitalized as exploration expenditures (note 5). The Company also recognized share-based compensation of $1,949,499 for the vested portion of stock options previously granted during 2016, of which $1,769,102 was expensed and $180,397 was capitalized as exploration expenditures (note 5).

During 2016, the Company recognized share-based compensation expense of $338,221 for the vested portion of these stock options, of which $315,657 was expensed and $22,564 was capitalized as exploration expenditures (note 5). The Company also recognized share-based compensation of $13,531 for the vested portion of stock options previously granted during 2015.

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation and the fair value of private placement warrants issued based on the residual method. At the time that stock options or warrants are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	2017	2016
Balance, beginning of year	$544,757	$253,052
Share-based compensation	2,736,744	351,752
Stock options exercised, reallocated to capital stock	(3,123)	(59,647)
Stock options expired, reallocated to deficit	-	(400)
Balance, end of year	$3,278,378	$544,757

Warrants

Warrant transactions during the year are as follows:

	2017		2016
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of year	8,848,821	$1.03	8,332,567	$0.20
Issued	4,786,405	1.45	2,616,250	3.00
Exercised	(6,232,571)	0.20	(2,099,996)	0.20
Outstanding, end of year	7,402,655	$2.00	8,848,821	$1.03

19

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

8.	CAPITAL STOCK (continued)

Warrants (continued)

The warrants outstanding at December 31, 2017 are as follows:

		Remaining life
Expiry date	Exercise price	(years)	Number of warrants
December 6, 2018	$3.00	0.93	2,616,250
December 19, 2019	$1.45	1.97	4,786,405
			7,402,655

9.	INCOME TAXES

A reconciliation of income taxes calculated at the combined statutory tax rate to the income tax expense is as follows:

	2017	2016
Net loss for the year	$(4,875,261)	$(1,741,825)

Expected income tax (recovery)	(1,268,000)	(453,000)
Changes in statutory rates, foreign taxes, foreign exchange rates, and other	(52,000)	23,000
Permanent differences	686,000	89,000
Share issue costs	(199,000)	(262,000)
Adjustment to prior year's provision versus statutory tax returns	35,000	22,000
Change in unrecognized deductible temporary differences	798,000	581,000
Total income tax expense (recovery)	$-	$-

The tax effects of temporary differences that give rise to significant portions of the deferred taxed assets (liabilities) are as follows:

	2017	2016
Deferred tax assets (liabilities)
Exploration and evaluation assets	$(246,000)	$(12,000)
Property and equipment	(4,000)	4,000
Non-capital losses	1,141,000	403,000
Share issue costs and other	333,000	266,000
Deferred tax assets not recognized	(1,224,000)	(661,000)
Net deferred tax asset (liabilities)	$-	$-

At December 31, 2017, the Company has non-capital loss carry-forwards of approximately $4,155,000 (Canada) and $65,000 (Mexico) for income tax purposes. The non-capital losses in Canada may be utilized to reduce future years' taxable income and expire over the years 2035 to 2037. The non-capital losses in Mexico may be utilized to reduce future years’ taxable income and expire in 2027. Deferred tax assets, which may arise as a result of these losses, have not been recognized as the Company determined that, as at December 31, 2017, their realization is uncertain.

20

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

10.	SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition and exploration of mineral property interests in Mexico.

Geographical segmented information is presented as follows:

2017	Canada	Mexico	Total
Net loss for the year	$4,571,123	$304,138	$4,875,261

Asset Information
Taxes receivable	$-	$1,526,702	$1,526,702
Deposits	$58,076	$-	$58,076
Property and equipment	$3,730	$997,308	$1,001,038
Exploration and evaluation assets	$-	$13,994,090	$13,994,090

2016
Net loss for the year	$1,681,250	$60,575	$1,741,825

Asset Information
Taxes receivable	$-	$408,970	$408,970
Deposits	$58,076	$-	$58,076
Property and equipment	$6,775	$94,488	$101,263
Exploration and evaluation assets	$-	$4,160,633	$4,160,633

11.	COMMITMENT

On October 1, 2015, the Company entered into an operating lease agreement for office space and paid a deposit of $46,576 towards the commitment, which represents five months’ rent. Total lease payments for 2018 are $99,108.

12.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity, foreign currency, and credit and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company’s cash and cash equivalents and short term investments are invested in business accounts with quality financial institutions, and are available on demand for the Company’s programs.

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

21

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

12.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Foreign currency risk (continued)

The Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian dollar equivalents:

2017	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$10,074,987	$39,180	$2,157	$10,116,324
Amounts receivable	64,263	-	4,373	68,636
Taxes receivable	19,500	-	1,526,702	1,546,202
Total financial assets	10,158,750	39,180	1,533,232	11,731,162
Less: accounts payable and accrued liabilities	(306,778)	(581,493)	(18,020)	(906,291)
Net financial assets	$9,851,972	$(542,313)	$1,515,212	$10,824,871

2016	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$5,418,105	$3,500,594	$10,018	$8,928,717
Short term investments	4,000,000	-	-	4,000,000
Amounts receivable	63,273	-	3,294	66,567
Taxes receivable	54,043	-	408,970	463,013
Total financial assets	9,535,421	3,500,594	422,282	13,458,297
Less: accounts payable and accrued liabilities	(205,096)	(24,134)	(54,058)	(283,288)
Net financial assets	$9,330,325	$3,476,460	$368,224	$13,175,009

At December 31, 2017, a 10% appreciation (depreciation) in the value of the US dollar and Mexican peso against the Canadian dollar, with all other variables held constant, would result in approximately a $97,000 increase (decrease) in the Company’s net loss for the year.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, short term investments, amounts receivable, and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents, and short term investments with high-credit quality financial institutions. Valued added tax receivables are generated on the purchase of supplies and services for the Company’s exploration programs, which are refundable from the Canadian and Mexican governments. At December 31, 2017, the amounts receivable balance of $68,636 (2016 – $66,567) consisted primarily of $61,104 (2016 – $40,360) due from a related party (note 7). The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company’s maximum credit exposure.

Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and short term investments. The Company’s practice has been to invest cash at floating rates of interest in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificates, as they are held with a large and stable financial institution. As at December 31, 2017, with all other variables unchanged, a one percentage point change in interest rates would not have a significant impact on the Company’s net and comprehensive loss for the year.

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, short term investments, amounts receivable, and accounts payable. The carrying value of amounts receivable and accounts payable approximate their fair values due to the short periods until settlement.

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SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
YEAR ENDED DECEMBER 31, 2017

12.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value (continued)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company’s cash and cash equivalents and short term investments are measured using level 1 inputs.

13.	MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to support the exploration and evaluation of its mineral properties. The capital of the Company consists of items included in shareholders’ equity. The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to raise new funds.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, the availability of financing, and industry conditions. There are no external restrictions placed on the management of capital.

The Company’s investment policy is to invest any excess cash in liquid short term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company expects to have sufficient capital resources to meet its planned administrative overhead expenses and exploration plans for 2018. Actual funding requirements may vary from those planned due to a number of factors, including the progress and results of exploration and drilling activities. The Company believes it will be able to raise capital as required, in the long term, to fund its exploration programs, but recognizes there will be risks involved that may be beyond its control.

14.	SUBSEQUENT EVENTS

Subsequent to December 31, 2017, the Company:

•	granted an aggregate of 1,455,000 stock options to directors, officers, employees, and consultants that are exercisable at a price between $1.84 per share and $1.94 per share over five years from the date of grant. These stock options vest over a one year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively; and

•	completed a private placement, with the new President of the Company, of 451,800 units at a price of $1.66 per unit for gross proceeds of $749,988. Each unit consisted of one common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $2.29 per share until January 17, 2020. The Company did not pay a finder’s fee in connection with the private placement.

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